SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 13)

                         Interstate Bakeries Corporation
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46072310
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

       J. M. Neville, Senior Vice President, Law and Assistant Secretary,
                             Ralston Purina Company,
       Checkerboard Square, St. Louis, MO 63164  Telephone (314) 982-1266
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 1, 2000
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check  the  following  box  if  a  fee  is  being  paid with the statement [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     NAME  OF  REPORTING  PERSON
       S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Ralston  Purina  Company
       IRS  Identification  No.  43-0470580
-----------------------------------------------------------------------

2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

       (a)  [x]  (See  Item  2  of  Schedule  13D)
-----------------------------------------------------------------------

3.     SEC  USE  ONLY

-----------------------------------------------------------------------

4.     SOURCE  OF  FUNDS

       OO
-----------------------------------------------------------------------

5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
       PURSUANT  TO  ITEMS  2(d)  or  2(e)                         [  ].
------------------------------------------------------------------------

6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       Missouri
------------------------------------------------------------------------

  Number  of          7.     SOLE  VOTING  POWER
  Shares  Bene-
  ficially  Owned            27,795,134  (See  Item  5  of  Schedule  13D)
  by  Each  Reporting --------------------------------------------------
  Person  With

                      8.     SHARED  VOTING  POWER

                                  -0-
                      --------------------------------------------------

                      9.   SOLE  DISPOSITIVE  POWER

                           27,795,134  (See  Item  5  of  Schedule  13D)
                            --------------------------------------------


               10.     SHARED  DISPOSITIVE  POWER

                       -0-

              ---------------------------------------------------------

11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
        PERSON

      (See  Item  5  of  Schedule  13D)
------------------------------------------------------------------------


12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
        EXCLUDES CERTAIN SHARES                                     [  ]
------------------------------------------------------------------------

13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

       43.9%
------------------------------------------------------------------------

14.     TYPE  OF  REPORTING  PERSON

        CO
------------------------------------------------------------------------




1.

     NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     Tower  Holding  Company,  Inc.
     IRS  Identification  No.  43-1440199.

----------------------------------------------------------------

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

     (a)     [x](See  Item  2  of  Schedule  13D)

----------------------------------------------------------------

3.     SEC  USE  ONLY

----------------------------------------------------------------
4.     SOURCE  OF  FUNDS

       OO
----------------------------------------------------------------

5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS  2(d)or  2(e)            [  ].

----------------------------------------------------------------

6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       Delaware
----------------------------------------------------------------

Number  of                  7.     SOLE  VOTING  POWER
Shares  Bene-
Ficially  Owned                   (See  Item  5  of  Schedule
By  Each  Reporting               13D)
Person  With                -----------------------------------

                            8.     SHARED  VOTING  POWER
                                   0
                            ------------------------------------


                            9.     SOLE  DISPOSITIVE  POWER

                                  (See  Item  5  of  Schedule
                                  13D)
                            ------------------------------------

                           10.     SHARED  DISPOSITIVE  POWER

                                   0
                            ------------------------------------


11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

        27,795,134  (See  Item  5  of  Schedule  13D)

--------------------------------------------------------------------------------

12.     CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        [    ].

--------------------------------------------------------------------------------

13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

        43.9%

--------------------------------------------------------------------------------

14.     TYPE  OF  REPORTING  PERSON

        CO

--------------------------------------------------------------------------------

             RALSTON PURINA COMPANY AND TOWER HOLDING COMPANY, INC.
                   Statement pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934
                         -------------------------------


Item  1.  Security  and  Issuer.
          ---------------------

Item  1  is  hereby  amended,  in  pertinent  part,  by  adding  the  following:

     This Amendment No. 13 to Schedule 13D relating to the Common Stock, par value $.01 per share, of Interstate Bakeries Corporation ("Issuer") is being filed on behalf of the undersigned to further amend the Schedule 13D which was previously filed on July 31, 1995; Amendment No. 1 thereto, which was filed on September 22, 1995; Amendment No. 2 thereto, which was filed on October 10, 1995; Amendment No. 3 thereto, which was filed on January 9, 1996; Amendment No. 4 thereto, which was filed on May 10, 1996; Amendment No. 5 thereto, which was filed on November 7, 1996; Amendment No. 6 thereto, which was filed on August 8, 1997; Amendment No. 7 thereto, which was filed on October 14, 1997; Amendment No. 8 thereto, which was filed on February 10, 1998; and Amendment No. 9 thereto, which was filed on April 7, 1998; Amendment No. 10 thereto, which was filed on April 17, 1998; Amendment No. 11 thereto, which was filed on August 6, 1998; and Amendment No. 12 thereto, which was filed on June 11, 1999. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item  2.  Identity  and  Background.
          --------------------------

     Item  2  is  hereby  amended,  in  pertinent part, by adding the following:

     Shares of the Issuer formerly held by VCS Holding Company, a wholly owned subsidiary of Ralston, were transferred on March 3, 2000, to Tower Holding Company, Inc. ("Tower"), a Delaware corporation and wholly owned subsidiary of Ralston.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.
          --------------------------------------------------------

     Item  3  is  hereby  amended,  in  pertinent part, by adding the following:

     Mr. Stiritz, Chief Executive Officer and President, Agribrands International, Inc. and Chairman of the Board, Ralston, and Mr. Stiritz's spouse purchased shares of Common Stock of the Issuer in transactions described in Item 5.

Item  4.  Purpose  of  Transaction
          ------------------------

     Item  4  is  hereby  amended,  in  pertinent part, by adding the following:

     Mr. Stiritz acquired beneficial ownership of 307,000 shares of Common Stock of the Issuer for investment purposes.

Item  5.  Interest  in  Securities  of  the  Issuer.
          -----------------------------------------

     Item  5  is  hereby  amended,  in  pertinent part, by adding the following:

     On July 24, 2000, Ralston, Tower and Issuer entered into a Share Purchase Agreement whereby Tower agreed to sell to Issuer an aggregate of 15,498,000 shares of Common Stock by September 1, 2000. On August 1, 2000, pursuant to the Share Purchase Agreement, Issuer purchased 2,551,020 shares of Common Stock at a price of $15.68 per share.

     Item  5  is  further  amended,  in pertinent part, by adding the following:

     William P. Stiritz, Chairman of the Board, beneficially owns 1,124,600 shares of the outstanding Common Stock of the Issuer. He has sole power to vote or direct the voting and to dispose or direct the disposition with respect to 947,600 shares. Mr. Stiritz shares with his wife the power to vote or direct the vote and to dispose or direct the disposition of 147,000 of such shares and shares with his son the power to vote or direct the vote and to dispose or direct the disposition of 30,000 of such shares. The total of 1,124,600 shares beneficially owned by Mr. Stiritz are derived from the shares of Common Stock previously owned by Mr. Stiritz and from shares beneficially owned as a result of the transactions set forth below:

Shares purchased by a trust of which Mr. Stiritz is grantor and sole trustee, in open market transactions through a margin account:

     100,000  shares  acquired  at  a  price  of  $14.00  on  June  21,  2000;
     197,000 shares acquired at a price of $14.00 on June 22, 2000; and 3,000 shares acquired at a price of $13.9375 on June 22, 2000.

Shares purchased by Mrs. Stiritz in open market transactions through a margin account:

     5,000 shares acquired at a price of $14.00 on June 23, 2000; and 2,000 shares acquired at a price of $13.875 on June 23, 2000.

Item  6.  Contracts,  Arrangements, Understandings or Relationships With Respect
          ----------------------------------------------------------------------
to  Securities  of  the  Issuer.
 -------------------------------

     Item  6  is  hereby  amended,  in  pertinent part, by adding the following:

     On July 24, 2000, Ralston, Tower and the Issuer executed an amendment to the Shareholder Agreement, first entered into in July 1995, to provide that Ralston and Tower would sell to Issuer a total of 15,498,000 shares of Issuer's common stock by September 1, 2000. The terms and conditions of such sale were set forth in the Share Purchase Agreement executed by the parties on July 24, 2000. In addition, the Shareholder Agreement was amended to eliminate a provision, added in an amendment dated March 30, 2000, pursuant to which Ralston had agreed with Issuer that it would distribute shares of Issuer's common stock to the holders of Ralston's 7% Exchangeable Notes Due August 1, 2000. The foregoing descriptions of the Share Purchase Agreement and the amendments to the Shareholder Agreement are only summaries and are qualified in their entirety by reference to the full agreements which are set forth as exhibits to this Amendment No. 13 to the Schedule 13D.

Item  7.  Materials  to  be  Filed  as  Exhibits.
          --------------------------------------

Exhibit 99: Amendment #2 to the Shareholder Agreement and Amendment to the Supplement to Shareholder Agreement, dated July 24, 2000, by and among Issuer, Ralston and Tower.
Exhibit 99.1: Share Purchase Agreement, dated July 24, 2000, by and among Issuer, Ralston and Tower.
Exhibit 99.2: Amendment to Shareholder Agreement, dated March 30, 2000, by and among Issuer, Ralston and Tower.

Signature
---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that this statement is filed on behalf of each of Ralston andTower.


Dated:  August  4,  2000

     RALSTON  PURINA  COMPANY

     /s/  James  M.  Neville
     Name:  James  M.  Neville
     Title:   Senior  Vice  President,  Law
                 and  Assistant  Secretary

TOWER  HOLDING  COMPANY,  INC.

     /s/  Nancy  E.  Hamilton
     Name:  Nancy  E.  Hamilton
     Title:  Vice  President  &  Secretary

                                                                      APPENDIX I


                             RALSTON PURINA COMPANY
                             ----------------------

     Set forth below with respect to each director and executive officer of Ralston Purina Company ("Ralston") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not Ralston) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of August 4, 2000. It will be updated when amendments to this
Schedule  13D  are  filed.



                               EXECUTIVE OFFICERS
                               ------------------


T. E. Block: (a) see above; (b) Chief Operating Officer, North American Pet Foods, Ralston; (c) none.

J. R. Elsesser: (a) see above; (b) Vice President, Chief Financial Officer and Treasurer, Ralston; (c) 49,100.

F.  W.  Krum:  (a) see above; (b) Chairman, Pet Products International, Ralston;
(c)  none.

W.  P.  McGinnis:  (a)  see  above;  (b)  Chief Executive Officer and President,
Ralston;     (c)  none.

J. M. Neville: (a) see above; (b) Senior Vice President, Law and Assistant Secretary, Ralston; (c) none.

S. M. Rea: (a) see above; (b) Vice President and General Counsel, Ralston; (c) none.

W.  H.  Sackett:  (a)  see above; (b) Chief Administrative Officer, Pet Products
Group,  Ralston;  (c)  none.

R.  C.  Watt:  (a)  see above; (b) President, Golden Products Division, Ralston;
(c)  none.

A. M. Wray: (a) see above; (b) Vice President and Controller, Ralston; (c) none.


                                                            APPENDIX I continued

N. E. Hamilton (a) see above; (b) Vice President, Secretary and Senior Counsel, Ralston;
     (c)  none.

                                    DIRECTORS
                                    ---------


David  R.  Banks:  (a) 5111 Rogers Avenue, Suite 40A, Ft. Smith, Arkansas 92919;
(b) Chairman of the Board and Chief Executive Officer, Beverly Enterprises, Inc.; (c) none.

John H. Biggs: (a) 730 Third Avenue, New York, New York 10017; (b) Chairman of the Board, Chief Executive Officer and President, TIAA-CREF; (c) none.

Donald Danforth, Jr.: (a) Suite 330, 700 Corporate Park Drive, St. Louis, Missouri 63105;
     (b) Chairman of the Board and Treasurer, Kennelwood Village, Inc.; (c) none.

William H. Danforth: (a) Campus Box 1044, 7425 Forsyth Boulevard, Suite 262, Clayton, Missouri 63105; (b) Chancellor Emeritus & Vice Chairman of the Board, Washington University; (c) none.

David C. Farrell: (a) 611 Olive Street, St. Louis, Missouri 63101; (b) Former Chairman of the Board and Chief Executive Officer, The May Department Stores Company; (c) none.

M. Darrell Ingram: (a) 44 Tiburon Drive, Austin, Texas 78738; (b) Chairman of the Board, Red Fox Environmental Services, Inc.; (c) none.

Richard A. Liddy: (a) 700 Market Street, St. Louis, MO 63101; (b) Chairman of the Board, Chief Executive Officer and President, GenAmerica Corporation ; (c) none

John F. McDonnell: (a) 1034 South Brentwood Blvd., Suite 1840, St. Louis, Missouri 63117-1218; (b) Chairman, Board of Trustees, Washington University; and former Chairman of the Board and Chief Executive Officer, McDonnell Douglas Corporation; (c) none.

W.  P.  McGinnis:  (a)  see  above;  (b)  Chief Executive Officer and President,
Ralston;
     (c)  none.

Katherine  D.  Ortega:  (a) 800 25th Street, N.W. #1003, Washington, D.C. 20037;
(b) Former Alternate Representative of the United States to the 45th General Assembly of the United Nations; (c) none.

W. P. Stiritz: (a) 9811 South Forty Drive, St. Louis, MO 63124; (b) Chief Executive Officer and President, Agribrands International, Inc.(c) See Item 5.



                                                            APPENDIX I continued

Ronald L. Thompson: (a) 513 Napoleon Road, Bowling Green, OH 43402-4822; (b) Chairman, President and Chief Executive Officer, Midwest Stamping and Manufacturing Company; (c) none.

                           TOWER HOLDING COMPANY, INC.

Set forth below with respect to each director and executive officer of Tower Holding Company, Inc. ("Tower") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b his or her present principal employment or occupation and the name and (if not Tower) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of August 4, 2000. It will be updated when amendment to this
Schedule  13D  are  filed.

                               EXECUTIVE OFFICERS

J. R. Elsesser, President: (a) see above; (b) Vice President, Chief Financial Officer and Treasurer, Ralston; (c) 49,100.

P. C. Fulweiler, Vice President: (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware19801; (b) Vice President and Department Manager, Corporate Financial Services, PNC Bank; (c) none.

N. E. Hamilton, Vice President and Secretary: (a) see above; (b) Vice President, Secretary and Senior Counsel, Ralston; (c) none.

E. S. Wells, Treasurer: (a) see above; (b) Vice President and Assistant Treasurer, Ralston;
     (c)  none.

                                    DIRECTORS

J. R. Elsesser: (a) see above; (b) Vice President, Chief Financial Officer and Treasurer, Ralston; (c) 49,100.

P. C. Fulweiler: (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware 19801; (b) Vice President and Department Manager, Corporate Financial Services, PNC Bank: (c) none.

E. S. Wells: (a) see above; (b) Vice President and Assistant Treasurer, Ralston Purina Company; (c) none.